Filed pursuant to Rule 424(b)(3)
Registration No. 333-166849

ROGERS INTERNATIONAL RAW MATERIALS FUND, L.P.

SUPPLEMENT DATED FEBRUARY 1, 2013

TO

THE PROSPECTUS AND DISCLOSURE DOCUMENT

DATED MAY 1, 2012

This Supplement updates certain Commodity Futures Trading Commission required information contained in the Rogers International Raw Materials Fund, L.P. Prospectus and Disclosure Document dated May 1, 2012. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Index Fund.

Exhibit I of this Supplement contains an updated version of the breakeven table of the Index Fund on page 5 of the Prospectus. Exhibit II contains an updated list of the Index components and their weightings as of January 31, 2013 on page 17 of the prospectus, inclusive of changes intended to be made during January 2013 and February 2013. Exhibit III contains an updated version of the performance record of the Index Fund on pages18 and 19 of the Prospectus. Exhibit IV contains updated information regarding the MF Global bankruptcy on page 20 of the Prospectus. Exhibit V contains updated information related to Beeland Management Company, LLC, the Index Fund’s general partner on page 24 of the Prospectus. Exhibit VI contains updated information related to conflicts of interest on page 32 of the Prospectus.

* * * * * * * * * *

All information in the Prospectus is current as of its date, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

1

EXHIBIT I

Break-Even Point	To “break even” at the end of your first year of investment in the Index Fund, a $5,000 minimum investment in Series B units must earn approximately $275 in profits or approximately 5.50%, as shown in the table below.

The following table and explanatory notes set forth the basis for and calculation of the above figures. The table is based on the fees described in the Prospectus above for a $5,000 investment assuming that the Index Fund’s average annual net asset value is $31,000,000.

	SERIES B
Net Assets	First Year	Subsequent Years
Subscription Fee (1)	$100	$—
General Partner’s Management Fee (2)	49	50
Trailing Servicing Fee (3)	49	50
Brokerage Commissions, Exchange, NFA and Related Fees (4)	15	15
Operating Expenses (5)	67	67
Less Interest Income (6)	(5)	(5)
Amount of Trading Income Required for the Index Fund’s Net Asset Value Per Unit (Redemption Value) at the End of One Year to Equal the Purchase Price Per Unit (7)	275	177
Break-even Percentage (7)	5.50%	3.54%

Explanatory Notes:
(1)	Investors acquiring Series B units pay a subscription fee of 2.00% of the subscription amount.
(2)	The general partner of the Index Fund receives a monthly management fee of 0.0833% of the net assets of the Index Fund as of the end of the preceding month (a 1% annual rate).
(3)

Investors in Series B units pay a 1% per annum trailing servicing fee. Together and cumulatively, the subscription fee of 2%, trailing fee, and reimbursements for legal fees are not to exceed 10% of the gross offering proceeds of this offering.

(4)

Brokerage commissions, exchange, clearinghouses and NFA fees and other trading fees are estimated at 0.30% of net assets of the Index Fund annually, not to exceed limitations set forth by the North American Securities Administrators guidelines for public commodity pools.

(5)

Estimated on the basis of 2012 actual expenses (through November 30) at approximately 1.33% of net assets per year. Operating expenses include administrative expenses and expenses of third party suppliers of goods and services.

(6)	Beeland Management estimates that the Index Fund will earn interest on approximately 100% of its assets at an estimated average blended rate of 0.09%.
(7)	Calculated on the basis of assets actually invested in the Index Fund, that is, $4,900 for a minimum investment in Series B units during the first year and on the basis of $5,000 in subsequent years.

EXHIBIT II

The RICI index is comprised of 37 commodities, including changed to be made, as described herein. The following changes are being made to the Index. ICE Canola has been omitted and the weighting of NYSE Liffe Rapeseed has been increased accordingly. The weighting of ICE Sugar has been reduced and NYSE Liffe Sugar added. ICE Coffee has been replaced by NYSE Liffe Coffee and ICE Cocoa has been replaced by NYSE Liffe Cocoa. Changes to the Index will be implemented in two phases: 50% during the January 2013 roll period, occurring at the end of January 2013, and the remaining 50% during the February 2013 roll period occurring at the end of February 23013

Following is a chart listing the commodities, and their respective weightings, currently represented in the Index.

Rogers International Commodity Index

List of Component Commodities

As of January 31, 2013

COMMODITY	Index Weight	Futures Exchange	Currency
Crude Oil	21.00%	NYMEX	USD
Brent Oil	14.00%	ICE EU	USD
Corn	4.75%	CBOT	USD
Wheat Soft Red Winter	4.75%	CBOT	USD
Cotton	4.20%	ICE US	USD
Aluminum	4.00%	LME	USD
Copper	4.00%	LME	USD
Soybeans	3.50%	CBOT	USD
Natural Gas	3.00%	NYMEX	USD
RBOB Gasoline	3.00%	NYMEX	USD
Gold	3.00%	COMEX	USD
Lead	2.00%	LME	USD
Silver	2.00%	COMEX	USD
Zinc	2.00%	LME	USD
Coffee	2.00%	NYSE LIFFE	USD
Live Cattle	2.00%	CME	USD
Soybean Oil	2.00%	CBOT	USD
Heating Oil	1.80%	NYMEX	USD
Platinum	1.80%	NYMEX	USD
Gas Oil	1.20%	ICE EU	USD
Nickel	1.00%	LME	USD
Tin	1.00%	LME	USD
Sugar	1.00%	NYSE LIFFE	USD
Sugar	1.00%	ICE US	USD
Cocoa	1.00%	NYSE LIFFE	GBP
Lean Hogs	1.00%	CME	USD
Lumber	1.00%	CME	USD
Milling Wheat	1.00%	NYSE LIFFE	USD
Rubber	1.00%	TOCOM	JPY
Wheat Hard Red Winter	1.00%	KCBT	USD
Rapeseed	1.00%	NYSE LIFFE	EUR
Rice	0.75%	CBOT	USD
Soybean Meal	0.75%	CBOT	USD
Orange Juice	0.60%	ICE US	USD
Oats	0.50%	CBOT	USD
Palladium	0.30%	NYMEX	USD
Milk Class III	0.10%	CME	USD
Total	100.00%

EXHIBIT III

PERFORMANCE HISTORY OF THE INDEX FUND

Pursuant to applicable CFTC rules, set forth below is the monthly performance of the Index Fund from January 1, 2007 through November 30, 2012. The first table below shows the performance of Series B units, offered pursuant to this prospectus and supplement, from November 1, 2010, the date they were initially issued, through November 30, 2012. The second table below shows the performance of the Series A units, the Index Fund’s initial series of units, which are no longer offered, from January 1, 2007 through November 30, 2012. The sole difference between Series A units and Series B units is that Series B units do not participate in recoveries stemming from the Refco bankruptcy described in the prospectus. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Rogers International Raw Materials Fund, L.P.

(January 1, 2007 – November 30, 2012)

Type of Pool:	Publicly offered, single advisor, no principal protection
Inception of Trading:	November 2001
Aggregate Gross Subscriptions from Inception (Series A and Series B units) :	$120,654,124
Total Net Asset Value of the Total Fund:	$28,211,518
Largest Monthly Draw-down:	25.10% (10/2008)
Worst Peak-to-Valley Draw-down:	59.81% (7/2008-2/2009)

Monthly Rates of Return – Series B (11/1/2010 – 11/30/2012)

	2012	2011	2010
January	3.16%	2.93%
February	4.12%	3.64%
March	-2.84%	2.14%
April	-.93%	2.84%
May	-11.77%	-5.42%
June	2.23%	-5.92%
July	5.49%	2.09%
August	4.44%	-0.49%
September	2.85%	-14.22%
October	-4.27%	4.67%
November	1.41%	-1.48%	-0.54%
December		-2.17%	10.79%
Compound rate of return	2.69%	-12.35%	10.19%
			(2 mos )

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Monthly Rates of Return – Series A (1/1/2007 – 11/30/2012)

	2012	2011	2010	2009	2008	2007*
January	3.16%	2.93%	-8.22%	-5.38%	3.11%	-3.10%
February	4.13%	3.65%	5.17%	-4.16%	12.41%	3.60%
March	-2.84%	2.14%	0.41%	4.69%	-5.67%	1.31%
April	-.93%	2.84%	2.54%	1.51%	4.34%	0.23%
May	-11.76%	-5.42%	-9.89%	16.52%	3.72%	0.10%
June	2.23%	-5.68%	-0.33%	-0.49%	8.33%	2.41%
July	5.49%	2.09%	7.74%	2.15%	-9.50%	4.13%
August	4.45%	0.46%	-3.02%	-1.61%	-7.04%	-2.61%
September	2.85%	-14.22%	8.35%	0.16%	-13.78%	8.64%
October	-4.00%	4.67%	4.49%	5.58%	-25.11%	5.70%
November	1.52%	-1.48%	-0.54%	4.14%	-11.60%	-2.31%
December		-2.16%	11.15%	1.04%	-7.72%	4.50%
Compound rate of return	3.02%	-11.26%	16.74%	24.99%	-43.19%	24.26%

“Largest Monthly Draw-down” is the largest negative monthly rate of return experienced by the Index Fund during the last five calendar years and year to date.

“Worst Peak-to-Valley Draw-down” is the greatest percentage decline in net asset value of an Index Fund unit without such net asset value being subsequently equaled or exceeded during the last five calendar years and year to date. For example, if the value of a unit dropped by 1% in each of January and February, rose 1% in March and dropped again by 2% in April, a “peak-to-valley draw-down” would be still continuing at the end of April in the amount of approximately (3)%, whereas if the value of the unit had risen by approximately 2% or more in March, the draw-down would have ended as of the end of February at the (2)% level.

Rate of Return for the Index Fund is the actual monthly rate of return recognized by the Index Fund as a whole, not that of any particular investor.

Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

*Due to concerns related to the Index Fund’s assets encumbered by the bankruptcy of Refco Inc. and its affiliates, described in the prospectus, the Index Fund reduced its exposure to the Index by 10% from January 1, 2007 through August 31, 2007, and by 5% from September 1, 2007 through December 31, 2007. Beeland Management reduced its Management Fee by the same percentage amounts during those periods. Reduced exposure to the Index increased the Index Fund’s performance deviation from the Index, or “tracking error,” during these periods.

EXHIBIT IV

The MF Global Bankruptcy

In October 2012, based on the uncertainties surrounding the eventual timing and recovery amounts available through a complicated bankruptcy process, the Managing Member concluded that selling the Index Fund’s bankruptcy claims was in the best interest of the Index Fund and its investors. Accordingly, the Index Fund sold its claims on November 1, 2012, and the Index Fund has no further involvement with MF Global or the MF Global bankruptcy.

EXHIBIT V

BEELAND MANAGEMENT; ADMINISTRATION

Updated information on Beeland Management and updated background information of the managing members of Beeland Management is set forth below.

The managing members of Beeland Management are Walter T. Price III and Allen D. Goodman. Neither Mr. Price nor Mr. Goodman has an ownership interest in Beeland Management. As of November 30, 2012, Beeland Management’s interest in the Index Fund constituted 1.43% of the total investment in the Index Fund ($403,408). No principal of Beeland Management holds an investment in the Index Fund. The performance of the Index Fund can be found above on pages 3 and 4 of this Supplement and on page 18 and 19 of the prospectus.

Update to Principal Information

Allen D. Goodman, born in 1970, is a managing member and the chief financial officer of Beeland Management, which he joined in November 2003 and of which he has been a listed principal since July 6, 2004. Mr. Goodman also served as the chief financial officer of Price Asset Management, Inc., and was listed as a principal from June 15, 2001 through September 30, 2012. Mr. Goodman was also listed as a principal at Price Futures Group from April 21, 2008 through December 31, 2012. He is the chief financial officer of Fund Dynamics, LLC, a fund administration firm, with which he has been affiliated since November 2006. Mr. Goodman holds a B.A. degree from the University of Wisconsin and a M.S.A. in Accounting from DePaul University.

EXHIBIT VI

CONFLICTS OF INTEREST

Walter Thomas Price, Managing Member of the Index Fund’s General Partner is an officer of the Introducing Broker for the Index Fund

Price Futures Group introduces the Index Fund’s commodity trading activity to ADM Investor Services, Inc., the Index Fund’s clearing broker, and receives a portion of the commissions paid to ADM Investor Services, Inc. Walter Thomas Price III, a current managing member of Beeland Management is an officer of Price Futures Group. Allen D. Goodman was an officer of Price Futures Group until December 31, 2012.

Price Holdings, Inc. owns 100% of Price Futures Group, and Price Holdings, Inc. ESOP, an “employee stock ownership plan,” holds 100% of the stock of Price Holdings, Inc. for the benefit of its employees (including Mr. Price).

Because the general partner is responsible for selecting the Index Fund’s brokers, the Index Fund’s general partner has a conflict of interest in performing these functions given the ownership of Price Futures Group and Mr. Price’s position with that firm.

ACKNOWLEDGMENT OF RECEIPT OF THE

ROGERS INTERNATIONAL RAW MATERIALS FUND, L.P.

SUPPLEMENT

DATED FEBRUARY 1, 2013 TO THE PROSPECTUS AND DISCLOSURE DOCUMENT

DATED MAY 1, 2012

The undersigned hereby acknowledges that the undersigned has received a copy of the Rogers International Raw Materials Fund, L.P. Supplement dated February 1, 2013 to the Prospectus and Disclosure Document dated May 1, 2012.

INDIVIDUAL SUBSCRIBERS:	ENTITY SUBSCRIBERS:

(Name of Entity)

By:
Signature of Subscriber(s)

Title:
(Trustee, partner or authorized officer)

Dated:                     , 20

NOT FOR USE AFTER APRIL 30, 2013.